FOR IMMEDIATE RELEASE

Contact:

Linda Chien
Investor Relations
51job, Inc.
+(86-21) 6879-6250
investor.relations@51job.com

51job, Inc. Reports Second Quarter 2007 Financial Results

SHANGHAI, China, August 9, 2007 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today unaudited financial results for the second quarter of 2007 ended June 30, 2007.

Second Quarter 2007 Financial Highlights:
● ● ● ● ● ●	Total revenues increased 21.1% over Q2 2006 to RMB209.9 million (US$27.6 million), at the top end of the Company’s guidance range of RMB200 to RMB210 million
 Gross margin improved to 57.8% compared with 56.0% in Q2 2006
 Operating income grew 46.4% over Q2 2006 to RMB43.1 million (US$5.7 million)
 Net income increased 19.5% over Q2 2006 to RMB31.0 million (US$4.1 million)
 Fully diluted earnings per common share were RMB0.55 (US$0.14 per ADS)
 Excluding share-based compensation expense and foreign currency translation loss, non-GAAP adjusted fully diluted earnings per common share were RMB0.74 (US$0.20 per ADS), in line with the Company’s guidance range of RMB0.67 to RMB0.77

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said, “Our solid second quarter performance was highlighted by continued traction in new customer acquisitions and strong growth in advertisement volumes. We also saw meaningful margin improvement during the quarter, achieving a record gross margin level and higher operating margin despite increased spending on sales and marketing activities.”

“We are pleased with our progress this year and will continue to invest in new product development and to execute an aggressive sales and marketing strategy. We believe these initiatives will strengthen our competitive position, drive revenue growth and enable us to generate greater returns to shareholders in the longer term,” said Mr. Yan.

Second Quarter 2007 Unaudited Financial Results

Total revenues for the second quarter ended June 30, 2007 were RMB209.9 million (US$27.6 million), an increase of 21.1% from RMB173.4 million for the same quarter in 2006.

Print advertising revenues for the second quarter of 2007 increased 10.8% to RMB107.6 million (US$14.1 million) compared with RMB97.1 million for the same quarter in 2006. The increase was primarily the result of a greater volume of advertisements in 51job Weekly which was partially offset by lower average revenue per page. The estimated number of print advertising pages generated in the second quarter of 2007 grew 37.3% to 4,213 compared with 3,068 pages in the same quarter in 2006. Average revenue per page in the second quarter of 2007 decreased 19.3% over the same quarter in 2006 due to growing revenue contribution from lower priced cities.

Online recruitment services revenues for the second quarter of 2007 were RMB71.2 million (US$9.4 million), representing a 29.3% growth from RMB55.1 million for the same quarter last year. The increase was mainly attributable to growth in the number of employers using the Company’s online services. Unique employers using the Company’s online recruitment services increased 32.1% to 57,975 in the second quarter of 2007 compared with 43,891 in the same quarter last year.

Executive search revenues for the second quarter of 2007 increased 2.8% to RMB4.7 million (US$0.6 million) from RMB4.6 million for the same quarter last year. For the second quarter of 2007, other human resource related revenues grew 58.7% to RMB26.5 million (US$3.5 million) from RMB16.7 million in the second quarter last year principally due to greater customer demand for corporate training and business process outsourcing services.

Gross profit for the second quarter of 2007 was RMB115.1 million (US$15.1 million), representing an increase of 25.4% from RMB91.8 million for the same quarter last year. Gross margin, which is equal to gross profit divided by net revenues, was 57.8% in the second quarter of 2007 compared with 56.0% in the same quarter in 2006.

Operating expenses for the second quarter of 2007 were RMB72.0 million (US$9.5 million) compared with RMB62.4 million for the same quarter last year. Operating expenses as a percentage of net revenues decreased to 36.2% for the second quarter of 2007 from 38.1% for the second quarter of 2006. Excluding share-based compensation expense, operating expenses as a percentage of net revenues decreased to 33.3% in the second quarter of 2007 compared with 34.0% in the second quarter of 2006.

Sales and marketing expenses for the second quarter of 2007 increased 34.5% to RMB42.2 million (US$5.5 million) from RMB31.4 million for the same quarter in 2006 primarily due to higher employee salary and benefit expenses due to the hiring of additional salespersons, greater advertising expenses, and increased spending on marketing and promotional activities.

General and administrative expenses for the second quarter of 2007 decreased to RMB29.8 million (US$3.9 million) from RMB31.0 million in the second quarter last year primarily due to lower office rental and share-based compensation expenses, which were partially offset by increased costs relating to new staff additions and higher employee salaries.

Income from operations for the second quarter of 2007 increased 46.4% to RMB43.1 million (US$5.7 million) from RMB29.4 million for the same quarter last year. The Company’s effective tax rate increased to 31.2% in the second quarter of 2007 compared with 21.9% in the second quarter of 2006 due to the expiration of certain tax exemptions.

Net income for the second quarter of 2007 increased 19.5% to RMB31.0 million (US$4.1 million) from RMB26.0 million for the same quarter in 2006. Fully diluted earnings per common share for the second quarter of 2007 were RMB0.55 (US$0.07) compared with RMB0.46 for the same quarter in 2006. Fully diluted earnings per ADS for the second quarter of 2007 were RMB1.10 (US$0.14) compared with RMB0.92 in the second quarter of 2006.

In the second quarter of 2007, the Company recognized total share-based compensation expense of RMB6.8 million (US$0.9 million) compared with RMB8.0 million in the second quarter of 2006. The Company also recognized a foreign currency translation loss of RMB4.3 million (US$0.6 million) in the second quarter of 2007 compared with a translation loss of RMB1.3 million in the second quarter of 2006 resulting from an appreciation of the Renminbi against the U.S. dollar.

Excluding share-based compensation expense and foreign currency translation loss which had no impact on the Company’s cash earnings, non-GAAP adjusted income for the second quarter of 2007 was RMB42.1 million (US$5.5 million), a 19.6% increase from RMB35.2 million for the second quarter of 2006. Non-GAAP adjusted fully diluted earnings per common share were RMB0.74 (US$0.10) in the second quarter of 2007 compared with RMB0.62 in the second quarter of 2006. Non-GAAP adjusted fully diluted earnings per ADS in the second quarter of 2007 were RMB1.49 (US$0.20) compared with RMB1.25 in the second quarter of 2006.

Six Months 2007 Unaudited Financial Results

Total revenues for the six months ended June 30, 2007 were RMB410.4 million (US$53.9 million), an increase of 18.7% from RMB345.9 million in the comparable period in 2006. Income from operations for the six months ended June 30, 2007 increased 33.9% to RMB84.9 million (US$11.2 million) from RMB63.4 million for the same period last year.

Net income for the first half of 2007 increased 20.4% to RMB63.2 million (US$8.3 million) compared with RMB52.5 million for the same period in 2006. Fully diluted earnings per common share for the first half of 2007 increased to RMB1.12 (US$0.15) from RMB0.93 in the comparable period in 2006. Fully diluted earnings per ADS for the first half of 2006 were RMB2.23 (US$0.29) compared with RMB1.86 in the same period in 2006.

Excluding share-based compensation and foreign currency translation loss, non-GAAP adjusted net income for the six months ended June 30, 2007 increased 21.9% to RMB84.4 million (US$11.1 million) from RMB69.2 million for the six months ended June 30, 2006. Non-GAAP adjusted fully diluted earnings per common share were RMB1.49 (US$0.20) in first half of 2007 compared with RMB1.23 in the same period in 2006. Non-GAAP adjusted fully diluted earnings per ADS in the first half of 2007 were RMB2.98 (US$0.39) compared with RMB2.46 in the same period in 2006.

As of June 30, 2007, the Company’s cash balance was RMB959.2 million (US$126.0 million) compared with RMB868.7 million at December 31, 2006 and RMB919.2 million at March 31, 2007.

Business Outlook

For the third quarter of 2007, based on current market and operating conditions, the Company’s revenue target is in the estimated range of RMB205 to RMB215 million (US$26.9 to US$28.2 million). Excluding share-based compensation expense and any foreign currency translation losses or gains that may arise from further Renminbi revaluations, the Company’s non-GAAP fully diluted earnings target for the third quarter of 2007 is in the estimated range of RMB0.55 to RMB0.65 per common share (US$0.14 to US$0.17 per ADS). The Company expects aggregate share-based compensation expense in the third quarter of 2007 to be approximately RMB8 million.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB7.6120 to US$1.00, the noon buying rate in the City of New York for cable transfers of Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of June 29, 2007.

Conference Call Information

Management of 51job will host a conference call at 9:00 p.m. Eastern Time on August 9, 2007 (9:00 a.m. Shanghai / Hong Kong time zone on August 10, 2007) to discuss second quarter 2007 results. The call will be available live and on replay through 51job’s investor relations website, ir.51job.com. Please go to the website at least fifteen minutes early to register and download and install any necessary audio software. Participants may also dial into the teleconference at +1-800-475-3716 (+1-719-457-2728 for international callers) and provide the passcode 5607475. An audio replay of the conference call will be available three hours after completion through August 16, 2007, by dialing +1-888-203-1112 (+1-719-457-0820 for international callers) and entering the passcode 5607475.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Offering a broad array of products and services, 51job connects millions of job seekers with employment opportunities and streamlines the recruitment process and human resource administration for tens of thousands of companies in China. Through print advertisements in 51job Weekly and online recruitment services at www.51job.com, both domestic Chinese employers and multinational companies alike are able to attract, identify and recruit new employees. 51job also provides executive search services and a number of other value-added human resource services, including training, business process outsourcing and salary surveys. 51job’s nationwide office network in China spans 26 cities operating 23 local editions of 51job Weekly.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), 51job uses non-GAAP measures of adjusted income, adjusted earnings per common share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense and foreign currency translation gain or loss. The Company believes excluding stock-based compensation expense from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding foreign currency translation gain or loss from its non-GAAP financial measures is useful for its management and investors as such translation gain or loss is unrelated to the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP measures excluding share-based compensation expense and foreign currency translation gain or loss are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

Safe Harbor Statement

Statements in this release regarding targets for the third quarter of 2007, future business and operating results constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the third quarter of 2007; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the third quarter of 2007 or as a result of new information, future events or otherwise.

- Financial tables to follow -
51job, Inc.
Consolidated Statements of Operations

	For the Three Months Ended
	June 30, 2006	June 30, 2007	June 30, 2007
(In thousands, except share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Print advertising	97,061	107,569	14,132
Online recruitment services	55,059	71,203	9,354
Executive search	4,550	4,676	614
Other human resource related revenues	16,693	26,497	3,481
Total revenues	173,363	209,945	27,581
Less: Business and related tax	(9,375)	(10,775)	(1,416)
Net revenues	163,988	199,170	26,165
Cost of services (Note 2)	(72,184)	(84,076)	(11,045)
Gross profit	91,804	115,094	15,120
Operating expenses:
Sales and marketing (Note 3)	(31,401)	(42,232)	(5,548)
General and administrative (Note 4)	(30,998)	(29,804)	(3,915)
Total operating expenses	(62,399)	(72,036)	(9,463)
Income from operations	29,405	43,058	5,657
Loss from foreign currency translation	(1,258)	(4,270)	(561)
Interest and investment income	5,000	5,946	781
Other income	98	392	51
Income before provision for income tax	33,245	45,126	5,928
Income tax expense	(7,280)	(14,095)	(1,852)
Net income	25,965	31,031	4,076
Earnings per share:
Basic	0.47	0.55	0.07
Diluted	0.46	0.55	0.07
Earnings per ADS (Note 5):
Basic	0.94	1.10	0.14
Diluted	0.92	1.10	0.14
Weighted average number of common shares outstanding:
Basic	55,138,410	56,206,580	56,206,580
Diluted	56,450,619	56,613,893	56,613,893

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB7.6120 on June 29, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2.	Includes share-based compensation expense of RMB1,279 and RMB1,168 (US$153) for the three months ended June 30, 2006 and 2007, respectively.

3.	Includes share-based compensation expense of RMB1,100 and RMB1,005 (US$132) for the three months ended June 30, 2006 and 2007, respectively.

4.	Includes share-based compensation expense of RMB5,606 and RMB4,648 (US$611) for the three months ended June 30, 2006 and 2007, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Consolidated Statements of Operations

	For the Six Months Ended
	June 30, 2006	June 30, 2007	June 30, 2007
(In thousands, except share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Print advertising	203,716	221,126	29,050
Online recruitment services	103,586	132,788	17,445
Executive search	9,600	8,528	1,120
Other human resource related revenues	29,002	47,988	6,304
Total revenues	345,904	410,430	53,919
Less: Business and related tax	(19,099)	(21,878)	(2,874)
Net revenues	326,805	388,552	51,045
Cost of services (Note 2)	(144,912)	(168,926)	(22,192)
Gross profit	181,893	219,626	28,853
Operating expenses:
Sales and marketing (Note 3)	(60,010)	(76,008)	(9,985)
General and administrative (Note 4)	(58,464)	(58,719)	(7,714)
Total operating expenses	(118,474)	(134,727)	(17,699)
Income from operations	63,419	84,899	11,154
Loss from foreign currency translation	(2,871)	(7,037)	(924)
Interest and investment income	9,549	11,396	1,497
Other income	34	370	49
Income before provision for income tax	70,131	89,628	11,776
Income tax expense	(17,665)	(26,442)	(3,474)
Net income	52,466	63,186	8,302
Earnings per share:
Basic	0.95	1.12	0.15
Diluted	0.93	1.12	0.15
Earnings per ADS (Note 5):
Basic	1.91	2.25	0.30
Diluted	1.86	2.23	0.29
Weighted average number of common shares outstanding:
Basic	55,031,824	56,175,178	56,175,178
Diluted	56,366,314	56,583,148	56,583,148

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB7.6120 on June 29, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2.	Includes share-based compensation expense of RMB2,226 and RMB2,352 (US$309) for the six months ended June 30, 2006 and 2007, respectively.

3.	Includes share-based compensation expense of RMB1,914 and RMB2,022 (US$266) for the six months ended June 30, 2006 and 2007, respectively.

4.	Includes share-based compensation expense of RMB9,756 and RMB9,835 (US$1,292) for the six months ended June 30, 2006 and 2007, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	June 30, 2006	June 30, 2007	June 30, 2007
(In thousands, except share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before provision for income tax	33,245	45,126	5,928
Add back: Share-based compensation expense	7,985	6,821	896
Add back: Loss from foreign currency translation	1,258	4,270	561
Non-GAAP income before provision for income tax	42,488	56,217	7,385
Non-GAAP income tax expense	(7,274)	(14,100)	(1,852)
Non-GAAP adjusted income	35,214	42,117	5,533
Non-GAAP adjusted earnings per share:
Basic	0.64	0.75	0.10
Diluted	0.62	0.74	0.10
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	1.28	1.50	0.20
Diluted	1.25	1.49	0.20
Weighted average number of common shares outstanding:
Basic	55,138,410	56,206,580	56,206,580
Diluted	56,450,619	56,613,893	56,613,893

	For the Six Months Ended
	June 30, 2006	June 30, 2007	June 30, 2007
(In thousands, except share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before provision for income tax	70,131	89,628	11,775
Add back: Share-based compensation expense	13,896	14,209	1,867
Add back: Loss from foreign currency translation	2,872	7,037	924
Non-GAAP income before provision for income tax	86,899	110,874	14,566
Non-GAAP income tax expense	(17,666)	(26,449)	(3,475)
Non-GAAP adjusted net income	69,233	84,425	11,091
Non-GAAP adjusted earnings per share:
Basic	1.26	1.50	0.20
Diluted	1.23	1.49	0.20
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	2.52	3.01	0.40
Diluted	2.46	2.98	0.39
Weighted average number of common shares outstanding:
Basic	55,031,824	56,175,178	56,175,178
Diluted	56,366,314	56,583,148	56,583,148

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB7.6120 on June 29, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2.	Each ADS represents two common shares.

51job, Inc.
Consolidated Balance Sheets

	December 31,	June 30,	June 30,
	2006	2007	2007
(In thousands, except share data)	(audited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
ASSETS
Current assets:
Cash	868,698	959,152	126,005
Accounts receivable (net of allowance of RMB2,612 and RMB4,121 as of December 31, 2006 and June 30, 2007, respectively)	28,431	42,271	5,553
Prepayments and other current assets	18,064	16,862	2,215
Deferred tax assets, current	4,383	4,121	541
Total current assets	919,576	1,022,406	134,314
Property and equipment	194,315	195,177	25,641
Intangible assets	9,363	8,025	1,054
Other long-term assets	3,857	3,820	502
Deferred tax assets, non-current	504	1,146	151
Total assets	1,127,615	1,230,574	161,662
LIABILITIES
Current liabilities:
Accounts payable	9,692	15,689	2,061
Due to related parties	464	219	29
Salary and employee related accrual	26,677	20,377	2,677
Taxes payable	23,751	28,285	3,716
Advance from customers	57,930	76,887	10,101
Other payables and accruals	20,561	21,135	2,777
Total current liabilities	139,075	162,592	21,361
Deferred tax liabilities, non-current	122	246	31
Total liabilities	139,197	162,838	21,392
Commitments and contingencies	—
Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 56,119,761 and 56,282,125 shares issued and outstanding as of December 31, 2006 and June 30, 2007, respectively)	46	47	6
Additional paid-in capital	859,899	875,857	115,063
Statutory reserves	4,849	4,849	637
Other comprehensive gain	261	434	57
Retained earnings	123,363	186,549	24,507
Total shareholders’ equity	988,418	1,067,736	140,270
Total liabilities and shareholders’ equity	1,127,615	1,230,574	161,662

__________
Note 1:	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB7.6120 on June 29, 2007 in The City of New
York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.